NEWS RELEASE
Precision Drilling Trust Announces August 2007 Cash Distribution

Calgary, Alberta, Canada – August 20, 2007
(Canadian dollars)

Precision Drilling Trust (“Precision”) announced today that the Board of Trustees has approved a cash distribution for the month of August 2007 of $0.13 per trust unit of Precision.  The distribution will be payable on September 18, 2007 to unitholders of record on August 31, 2007.  The ex-distribution date is August 29, 2007.  A cash payment of $0.13 per unit will also be made to holders of Class B limited partnership units of Precision Drilling Limited Partnership using the same record date and payment date.

Precision is Canada’s largest energy services trust and the leading provider of energy services to the Canadian oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7; Telephone 403-716-4500; Fax 403-264-0251; website: www.precisiondrilling.com.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com